SCHEDULE “B”

Supplementary Information

QUARTERLY REPORT

for the period ended April 30, 2004

CARDERO RESOURCE CORP.

QUARTERLY REPORT – APRIL 30, 2004

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS, YEAR TO DATE

Expenses

The breakdown is provided on the income statement.

Deferred Costs

See notes to financial statements.

2.

RELATED PARTY TRANSACTIONS, YEAR TO DATE

Henk Van Alphen, President – management fees (to February 29, 2004)	$32,000
Ken Carter, Director – geological fees	$ 8,437
A law firm of which a director is a partner – legal fees	$97,574

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

Securities Issued in the Quarter

The following securities were issued during the quarter:

    Brokered private placement of 2,600,000 units at a price of $2.60 per unit raising gross proceeds of $6,760,000.  Each Unit consists of one common share (“Share”) and one common share purchase warrant (“Warrant”).  Each Warrant is exercisable to acquire one additional common share (“Warrant Share”) for 18 months at a price of $3.25 per Warrant Share until March 17, 2005 and thereafter at a price of $3.50 per Warrant Share until September 17, 2005.

    Pacific International Securities Inc. (the “Agent”), received an aggregate commission of $405,600 of which $152,100 was paid in cash and $253,500 was paid through the issuance of 97,500 Units, having the same terms and conditions as the Units issued pursuant to the Offering, and a corporate finance fee of $30,000. In addition, the Agent received agent’s options (“Agent’s Options”) entitling the Agent to purchase up to 260,000 Units of the Company (“Agent’s Units”) at a price of $2.65 per Agent’s Unit until March 17, 2005.  Each Agent’s Unit consists of one common share and one common share purchase warrant, with each such warrant being exercisable to acquire one common share at a price of $3.30 per share until March 17, 2005 and thereafter at a price of $3.55 per share until September 17, 2005.

    All of the securities issued in connection with the Offering, including the Agent’s Units Options, are subject to a hold period in Canada until July 18, 2004.

    96,256 common shares were issued for cash upon the exercise of 96,256 Agent’s Options at a price of $1.70 to net the Company $163,635.20.

    7,025 common shares were issued for cash upon the exercise of 7,025 Agents Commission Warrants at a price of $2.25 to net the Company $15,806.25.

    100,000 common shares were issued for cash upon the exercise of 100,000 warrants at a price of $0.35 to net the Company $35,000.

    150,000 shares were issued at a deemed price of $3.65 for a property payment (Providencia Norte)

    85,000 shares were issued at a deemed price of $3.00 for property payments (35,000 for Pampa de Pongo and 50,000 for La Zorra (previously referred to as Gachupines))

    50,000 stock options were exercised at a price of $1.25 to net the treasury $62,500.

    245,000 stock options were exercised at a price of $1.83 to net the treasury $448,350.

    100,000 stock options were exercised at a price of $1.90 to net the treasury $190,000.

    350,000 stock options were granted in the quarter exercisable at $3.25 to April 16, 2006.

Securities Issued for the Year to Date

Date of Issue	Type of Security	Number of Securities	Price per Security	Cash Commission /Discount	Net Proceeds/Deemed Value to Company	Reason for Issuance
Nov 03/03	Common shares	4,900	$1.60	None	$7,840.00	Warrant exercise
Nov 13/03	Common shares	11,500	$1.30	None	$14,950.00	Warrant exercise
Nov 18/03	Common shares	72,531	$1.60	None	$116,049.60	Warrant exercise
Nov 20/03	Common shares	5,000	$1.60	None	$8,000.00	Warrant exercise
Dec 03/03	Common shares	1,200	$1.60	None	$1,920.00	Warrant exercise
Dec 03/03	Common shares	20,000	$1.60	None	$32,000.00	Warrant exercise
Dec 04/03	Common shares	15,000	$1.60	None	$24,000.00	Warrant exercise
Dec 10/03	Units	3,565,000	$1.65	$61,004	$5,882,250.00	Private Placement
Dec 10/03	Brokers Units	176,927	$1.65	None	$291,929.55	Private Placement
Dec 10/03	Common shares	750,000	$1.60	None	$1,200,000.00	Warrant exercise
Dec 10/03	Common shares	5,000	$1.60	None	$8,000.00	Warrant exercise
Dec 11/03	Common shares	10,000	$1.60	None	$16,000.00	Warrant exercise
Dec 12/03	Common shares	2,500	$1.60	None	$4,000.00	Warrant exercise
Dec 16/03	Common shares	3,300	$1.60	None	$5,280.00	Warrant exercise
Dec 18/03	Common shares	200,000	$2.65	None	$530,000.00	Property payments (Minera Olympic)
Dec 19/03	Common shares	10,000	$1.30	None	$13,000.00	Warrant exercise
Dec 19/03	Common shares	27,500	$1.60	None	$44,000.00	Warrant exercise
Dec 23/03	Common shares	96,154	$1.60	None	$153,846.40	Warrant exercise
Dec 23/03	Common shares	40,000	$2.02	None	$80,800.00	Warrant exercise
Dec 24/03	Common shares	11,577	$1.30	None	$15,050.10	Warrant exercise
Jan 07/04	Common shares	115,500	$2.02	None	$233,310.00	Warrant exercise
Jan 20/04	Common shares	100,000	$1.98	None	$198,000.00	Data acquisition (Crockite)
Jan 21/04	Common shares	92,024	$2.02	None	$185,888.48	Warrant exercise
Jan 21/04	Common shares	140,000	$0.35	None	$49,000.00	Warrant exercise
Jan 22/04	Common shares	180,000	$0.35	None	$63,000.00	Warrant exercise
Jan 28/04	Common shares	50,000	$1.25	None	$62,500.00	Option exercise
Jan 28/04	Common shares	388,000	$0.35	None	$135,800.00	Warrant exercise
Feb 06/04	Common shares	100,000	$0.35	None	$35,000	Warrant exercise
Feb 24/04	Common shares	50,000	$1.25	None	$62,500.00	Option exercise
Mar 04/04	Common shares	35,000	$1.83	None	$64,050.00	Option exercise
Mar 05/04	Common shares	25,000	$1.83	None	$45,750.00	Option exercise
Mar 08/04	Common shares	35,000	$1.83	None	$64,050.00	Option exercise
Mar 11/04	Common shares	50,000	$1.90	None	$95,000.00	Option exercise
Mar 12/04	Common shares	100,000	$1.83	None	$183,000.00	Option exercise
Mar 17/04	Units	2,600,000	$2.60	$152,100	$6,760,000.00	Private Placement
Mar 17/04	Brokers Units	97,500	$2.60	None	$253,500.00	Private Placement
Mar 17/04	Common shares	50,000	$1.90	None	$95,000.00	Option exercise
Mar 29/04	Common shares	10,000	$1.83	None	$18,300.00	Option exercise
Mar 29/04	Common shares	150,000	$3.65	None	$547,500.00	Property payment (Providencia Norte)
Apr 05/04	Common shares	15,000	$1.83	None	$27,450.00	Option exercise
Apr 15/04	Common shares	15,000	$1.83	None	$27,450.00	Option exercise
Apr 16/04	Common shares	10,000	$1.83	None	$18,300.00	Option exercise
Apr 20/04	Common shares	50,000	$1.70	None	$85,000.00	Agent’s Option Exercise
Apr 23/04	Common shares	7,025	$2.25	None	$15,806.25	Warrant exercise
Apr 23/04	Common shares	35,000	$3.00	None	$105,000.00	Property payment (Pampa de Pongo)
Apr 23/04	Common shares	50,000	$3.00	None	$150,000.00	Property payment (Gachupines)
Apr 29/04	Common shares	46,256	$1.70	None	$78,635.20	Agent’s Option exercise

4.

SUMMARY OF SECURITIES AS AT APRIL 30, 2004

Authorized Capital

100,000,000 common shares without par value

Number and Recorded Value for Shares Issued and Outstanding

36,236,190 common shares at a recorded value of $30,337,544.

Outstanding Options

    330,000 stock options exercisable at $1.48 until November 29, 2004 (15,000 subsequently exercised)
    825,000 stock options exercisable at $1.83 until May 13, 2004 (725,0000 subsequently exercised and 100,000 expired unexercised)
    250,000 stock options exercisable at $0.93 until July 29, 2004
    300,000 stock options exercisable at $1.90 until October 24, 2005 (25,000 subsequently exercised)
    900,000 stock options exercisable at $2.35 until January 27, 2006
    350,000 stock options exercisable at $3.25 to April 16, 2004.

Outstanding Warrants

    1,782,500 common share purchase warrants exercisable at $2.25 until December 10, 2004
    81,438 Agents Commission warrants exercisable at $2.25 until December 10, 2004
    260,244 Agents Options exercisable at $1.70 until December 10, 2004
    48,128 Agents B warrants exercisable at $2.30 until December 10, 2004
    2,600,000 common share purchase warrants exercisable at $3.25 to March 17, 2005 or $3.50 to September 17, 2005.
    97,500 Agents commission warrants exercisable at $3.25 to March 17, 2005 or $3.50 to September 17, 2005.
    260,000 Agents units exercisable at $2.65 to March 17, 2005.

Shares in Escrow or Pooling Agreements

None.

5.

LIST OF DIRECTORS & OFFICERS AS AT APRIL 30, 2004

Directors	Officers
Henk Van Alphen, Victoria, B.C. Leonard Harris, Littleton, Colorado Ken M. Carter, North Vancouver, BC Lawrence W.E. Talbot, Richmond, BC Anthony Frizelle, London, England	Henk Van Alphen, President & CEO G. Ross McDonald, Chief Financial Officer Marla K. Ritchie, Corporate Secretary

SCHEDULE “C”

Management Discussion & Analysis

QUARTERLY REPORT

for the period ended April 30, 2004

CARDERO RESOURCE CORP.

QUARTERLY REPORT – APRIL 30, 2004

1.

DESCRIPTION OF BUSINESS

Cardero Resource Corp. is in the mineral exploration business.  The properties in which the Company has, or has the right to acquire, an interest are described in note 6 to the audited financial statements dated October 31, 2003.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

General

Cardero’s general and administrative costs for the three months ended April 30, 2004 were $854,452 as compared to $227,217 for the corresponding period in 2003. The main component of the 2004 costs was stock-based compensation of $500,500. This is a non-cash item, the calculation of which is described in the notes to the financial statements. There is no comparative figure in the 2003 numbers. The general and administrative costs for 2004 were $353,952 as compared to $227,217 for 2003.  The largest component of the 2004 cash costs was promotion and shareholder information of $163,594.  This reflects the costs of two part-time in-house people to answer investor calls and attend investment conferences and, includes the cost of producing corporate brochures and internet visibility.  Professional fees of $70,732 include legal fees of $16,084 (paid to a law firm of which a director is a partner) and $24,000 paid to David Shaw for geological consulting fees.

The Company has been very active over the past year and the present level of administration costs can be expected to continue.

The Company’s surplus funds are placed in short term bankers’ acceptance and this resulted in interest income for the quarter of $61,144.

Overall the loss for the quarter was $777,308 or $0.02 per share as compared to $283,743 or $0.01 per share for 2003.

The Company spent $891,776 (net of receipts) on its resource properties in the quarter and issued shares with a deemed value of $802,500 for resource property acquisition. These expenditures are described below under exploration activities. There were no significant dispositions of resource properties in the period.

The Company had working capital of $17.1 million at April 30, 2004. For a discussion of the liquidity and solvency of the Company please see section five.

The Company held its Annual General Meeting on April 14, 2004. At the meeting the shareholders elected a new director, Mr. Anthony Frizelle of London, England to the Board of Directors.  Mr. Frizelle is the Managing Director of Resource Management & Finance Co. Ltd., a London-based merchant banking group. Mr. Frizelle replaces Mr. John A. Toffan who chose to not stand for re-election as a director of the Company. Mr. Toffan, as President and Director of Ascot Resources Ltd., was instrumental in the success of Cardero through their initial financings in the Company’s early stages. At the meeting the Company also announced the appointment of Mr. G. Ross McDonald, Chartered Accountant, as Chief Financial Officer.

Exploration Activities

Anglo Joint Venture, Baja California State, Mexico

Subsequent to the end of the Quarter, the Company announced progress on its Baja California State IOCG project, a joint venture with Anglo American Mexico S.A. de C.V. (“Anglo”). Anglo is the Operator of the project.

The current land position consists of two blocks of concessions in the state of Baja California State:  the Pilitas block covers 7,233.6 hectares and is located approximately 75 km south of the city of Ensenada; the Alisitos block aggregates 191,343 hectares, and is located approximately 250 km south-southeast of Ensenada.

The most advanced target to date is the San Fernando prospect. The San Fernando comprises a large hydrothermal system of approximately 30 sq. km containing numerous iron oxide-copper gold occurrences.  The largest of these is traceable over 800 metres and transacted by several large structures.  Initial geological mapping indicates the presence of structurally controlled and replacement-type iron-oxide, copper and gold mineralization.  Subsequent geophysical surveys have outlined a body of high magnetic susceptibility and a coincident gravity anomaly underlying and adjacent to these surface showings.  Modelling of the magnetic and gravity data has indicated a body which strikes east-west and dips gently south. Dimensions of this target are now estimated to be 3,500 - 4,000 metres (east-west), by 1,500-2,000 metres (north-south) with a modelled thickness of up to 300 metres. Within the surface area of the coincident magnetic and gravity anomalies there are approximately 15 mineral showings of iron oxides (magnetite and/or hematite), with varying amounts of secondary copper mineralization.

The main San Fernando workings have historical records which report that five shafts were originally present over a strike length of approximately 350 metres, which were part of the infrastructure of now abandoned mines. Two of these shafts appear to have significant development.  The Main shaft was reportedly sunk to a depth of between 140 and 180 metres with drifts on six levels.  The Inglesa shaft, located 350 metres to the north of the Main Shaft was reportedly sunk to a depth of 120 metres with drifts on four levels.  All of these workings are presently caved and flooded. Springer (1910) reported that samples from pillars at the 40 metre level returned values of 25%, 36.5% and 18.8% copper, respectively. Recent grab samples from dumps at the San Fernando shafts have assayed up to 7% copper.  The average grade of mineralization to date on the property appears to range between 1-2% copper and 0.5 to 1.0 g/t gold.

Anglo is currently in the process of permitting for a preliminary drill program at San Fernando.

The Anglo joint venture includes five other targets in addition to San Fernando on which exploration work is in progress in preparation for drilling. Several other potentially significant targets were outlined by the airborne geophysical survey are currently being evaluated by detailed mapping and sampling programs.

Other Exploration Properties, Baja California State, Mexico

Outside the Anglo JV Cardero holds three additional properties in Baja California State:  The Ludavina property (3,500 hectares) is an epithermal gold occurrence, where Cardero is currently permitting for a first phase drill program. The La Encantada property, characterized as an IOCG target, includes the concessions Ursus and El Coche totalling 8,358 hectares, and is located within the main Alisitos block. A third property, the Bonet, is also characterized as an IOCG target and comprises 4,975 hectares.

Marcona IOCG District, Peru

The southern coastal region of Peru hosts numerous iron oxide-copper-gold (IOCG) deposits that occur within a belt extending south of Lima that is up to 70 km wide and about 400 km long.  The geological setting, mineralization and associated alteration of   these deposits demonstrate strong similarities to the coastal IOCG deposits of Chile (Candelaria, Manto Verde, Montos Blancos etc.) and Baja, Mexico (Alisitos Belt).  The economically most important part of the belt occurs in the Marcona district which hosts the large iron oxide (+/- copper-gold) deposits of the Marcona mine (1,400 million tonnes iron ore) and Pampa de Pongo (1,000 million tonnes 70% magnetite) and Rio Tinto’s recently discovered Mina Justa deposit (approximately 200 million tonnes at 0.8% copper).

On October 17, 2003, the Company announced the acquisition of option agreements on the Carbonera and Daniela mineral concessions totalling approximately 30,000 hectares and located in the Marcona IOCG district. The Carbonera concessions were acquired from Minera Koripampa del Peru, S.A. (“MK”), who in turn had optioned these properties from Rio Tinto Mining and Exploration Ltd (“RT”), and consist of five separate properties referred to as Carboneras, Taruga, Portachuelo, Caracoles and Kampana that have a combined area of about 10,000 hectares.  The Daniela concessions, totalling about 20,000 hectares, were acquired from MK.  The Daniela concessions surround and form part of the Carboneras, Taruga and Portachuelo properties.

Only minor exploration work has been completed on the Carbonera and Daniela concessions to date.  Preliminary mapping and sampling has identified broad north to northwest trending zones on the Carboneras, Taruga and Caracoles properties within which secondary copper oxides are associated with zones of sodic and potassic alteration. In May, 2004, preliminary, reconnaissance-type IP surveys were completed on the Carboneras, Taruga and Portachuelo properties.  These surveys identified a number of significant anomalies that require follow-up.  Further work is scheduled for the latter part of 2004.

On February 3, 2004 the Company announced the acquisition of the Pampa de Pongo iron deposit from Rio Tinto.  Preliminary drilling by Rio Tinto in 1995 and 1996 identified widespread magnetite mineralization hosted in sediments and volcanics of Lower Paleozoic and Mesozoic age.  Mineralization occurs in a northwest-trending structural corridor that is approximately one kilometre in width and in excess of six kilometres long.

In 2002 a paper on the Marcona IOCG district by Rio Tinto and Queen’s University, published in Porter, T.M. (Ed), 2002 - Hydrothermal Iron Oxide Copper-Gold & Related Deposits: A Global Perspective, volume   2; PGC Publishing, Adelaide, pp 115-130, states,  “Approximate resources include more than 1400 Mt of iron ore at Marcona and 1000 Mt of magnetite mineralization at Pampa de Pongo”. On page 123 of this paper the authors state that, “Wide-spaced drilling suggests a potential resource of 1,000 Mt comprising approximately 75% magnetite (approx. 40% Fe). Hole 1 cut 168.7 m of magnetite grading 52.9% Fe with anomalous Cu and Au.” A review of this publication and data provided to the Company by Rio Tinto suggests that the potential quantity and grade of the Pampa de Pongo deposit is conceptual in nature, that there has been insufficient exploration to define a mineral resource on the property and that it is uncertain if further exploration will result in discovery of a mineral resource on the property.

The Company completed a TEM (electromagnetic) survey over Pampa de Pongo in early 2004 identifying two significant conductors. Planning is underway for an 11-hole drill program that will test the two conductors and evaluate the extent and grade of the iron mineralization along the structural corridor.

Olaroz Project, Argentina

During the Quarter the Company signed a 3,000 metre contract with Terra Services to carry out a reverse circulation drilling program on its Providencia and Chingolo properties. The drill program, planned for a total of 15 holes, commenced in the last week of April. The program is designed to test the North fault block at Providencia with 6 holes, the pit area of the Providencia fault block with 2 holes, the central area of Chingolo prospect with 2 holes, and the north apron at Chingolo with 5 holes. To date 5 holes have been completed on the North block at Providencia and assays are pending.

Condor Yacu Project, Argentina

With respect to the Condor Yacu project in Argentina, the Company entered into an agreement on January 14, 2003 whereby Maximus Ventures Ltd. (TSXV: MXV) can earn an 80% interest in the Condoryacu project.  To acquire the interest Maximus is required to make the property payments to the underlying vendor aggregating US$1,000,000 and incur exploration expenditures totalling US$2,000,000 over the next four years.

Maximus completed a preliminary phase of diamond drilling at Condor Yacu, the results of which were reported in a Maximus news release dated June 12, 2003. On October 30, 2003, Maximus announced the completion of a mechanical trenching program at Condoryacu. On February 4, 2004 Maximus announced completion of a second phase of diamond drilling at Condoryacu which comprised a total of seven holes in 621 metres.

Franco Property, Mexico

On September 17, 2003, the Company announced that it had entered into an option agreement with Las Minas de Franco, S.A. de C.V., a private Mexican company, to acquire a 100% interest (subject to a 2% NSR) in the Franco project in the state of San Luis Potosi in Mexico. Subsequently, on November 5, 2003, the Company granted to Newport Exploration Ltd., a company listed on the TSX Venture Exchange, an option to earn a 50% interest in the property and corresponding option agreement.

The Franco project covers a partially exposed, high level, epithermal precious metal system hosted by Tertiary rhyolitic volcanics.  Mineralization consists of a NNW trending swarm of quartz veins and stockwork exposed in an area measuring about 1 kilometre (N-S) by about 500 meters (E-W). The Company is currently in the process of permitting an initial drill program on the Franco property.

La Zorra (Gachupines), Mexico

Subsequent to the end of the quarter, the Company announced progress on its La Zorra property (previously referred to as the Gachupines Project). Initial programs of reconnaissance mapping, prospecting and sampling were followed up with an Induced Polarization (IP) survey and identified two porphyry-type hydrothermal alteration zones, the “Los Gachupines” and the “Batamote West”.

At Los Gachupines, a zone with both porphyry and high sulphidation alteration characteristics covers an areal extent of 800 m by 900 m.  The zone is characterized by pervasive quartz-clay-sericite-alunite(?) alteration flanked by an area of propylitic alteration.  A composite sample of float mineralization assayed 5.65% copper, 267 g/t silver and 0.357 g/t gold.  The follow-up IP survey identified a chargeability anomaly that correlates well with the known limits of alteration and traces the Los Gachupines zone over a strike length of approximately 1.0 kilometre. The anomaly appears to broaden and strengthen with depth and remains open to the NW and SE .

Batamote West is similar to Los Gachupines, consisting of both porphyry and epithermal type alteration exposed in a number of small outcrops and float over an area of about five square kilometres. Batamota West includes areas of propylitically altered volcanics with zones of moderate to strong quartz-sericite-tourmaline-pyrite alteration.  Mineralized float in one area assayed 2.97% copper, 7.86 g/t gold and 6.6 g/t silver.  The IP survey at Batamote West outlined a chargeability anomaly 1.0 to 1.5 km wide and in excess of 1.7 km long.  The anomaly remains open to the NW and SE and again appears to broaden and strengthen at depth.

Cardero is currently in the process of permitting the La Zorra property for an initial drill program.

Quality Control/Quality Assurance

James M. Dawson, P.Eng. is the qualified person on behalf of the Company for the Ludavina Project and the Baja California IOCG Project (including the Joint Venture with Anglo) and, Gary Belik, P.Geo. is the qualified person on behalf of the Company for the La Zorra Project in Mexico, the Marcona IOCG District Projects in Peru and the Providencia and Olaroz Projects in Argentina.

Messrs. Dawson & Belik are responsible for the quality control and quality assurance programs for those projects where the Company is the operator.

Transactions with Related Parties

    Ken Carter, Director was paid consultancy fees of $8,437
    A law firm, of which a director is a partner, was paid legal fees of $16,084

Material Contracts and Commitments

Other than with respect to the agreements through which the Company has acquired its interests in its various properties, contracts related to the exploration of its properties (all of which are in the normal course of business), and employment agreements with certain of its officers and consulting agreements with various consultants, the Company does not have any material contracts or commitments.  Details with respect to the Company’s commitments under its property agreements are contained in Note 6 of the Audited Financial Statements for the year ended October 31, 2003.

Investor Relations Activities

Investor relations activities on behalf of the Company are carried out primarily by Henk Van Alphen, the President of the Company, who is available to answer shareholder inquiries at 604-408-7488.  In addition, on June 6, 2003, the Company entered into an Investor Relations Agreement with Institutional Market Communications Inc. (formerly Rock Marketing Inc.) (“IMC”), of North Vancouver, BC, which is intended to deal primarily with the Company’s European investor base.  Pursuant to this agreement, IMC will provide the Company with certain public relations services for an initial term of six months.  IMC will focus primarily on introducing and presenting the Company and its mineral projects to individual and institutional European investors and analysts, translating the Company’s corporate information into German and disseminating such information through the German financial press and internet website portals.  In addition, IMC will assist the Company in the preparation of advertising and promotional materials and generally increasing the public’s awareness of the Company and its activities and mineral projects.  The Company paid IMC a monthly retainer fee of US$3,000, plus additional fees for specific public relations activities of US$32,300. Following the initial term of the contract, the Company extended the contract with IMC for an indefinite term, and now pays IMC a monthly fee of Cdn$6,000/month.  The term of this contract may be terminated by either party with 30 days written notice.  IMC is at arms length to the Company and its principals, and as at the end of the quarter does not hold, directly or indirectly, any securities, or rights to acquire securities of the Company.

On January 1, 2004, the Company entered into an agreement with 516022 BC Ltd. whereby the services of Joseph Charland will be made available to the Company to advise and oversee the preparation of information materials with respect to its projects and the dissemination of this material to existing and potential shareholders and to assist in obtaining, developing and maintaining contacts.   The term of the agreement is for twelve months and will be automatically extended for additional six month periods unless otherwise terminated. Compensation for the agreement is the sum of $3,000 per month plus expenses and 150,000 incentive stock options exercisable at a price of $2.35 for two years and include vesting provisions as to 37,500 common shares for each three month period until all of the options have vested (no Option will be exercisable until it has vested).  The term of this contract may be terminated by either party with 30 days written notice.

Material Proceedings

The Company was not involved in any material proceedings during the period and does not have any material contingent liabilities. Subsequent to the period end the Company was served with a writ and statement of claim with respect to certain of its Mexican properties (see Subsequent Events). The Company does not have any material debt obligations.  There have been no special resolutions passed by the shareholders during the period ended April 30, 2004.  There are no pending regulatory approvals nor is the Company in breach of any corporate or securities laws.

3.

SUBSEQUENT EVENTS

On May 21, 2004, the Company was served with a writ and statement of claim by Western Telluric Resources Inc. and Minera Olympic, S. de R.L. de C.V. seeking to set aside the December 12, 2001 agreement between the Company and Minera Olympic pursuant to which the Company acquired 6 mineral concessions in Baja California State, Mexico from Minera Olympic.  The lawsuit also alleges that the Company used certain confidential information belonging to Western Telluric in acquiring additional mineral claims in Baja California, and seeks a constructive trust over those claims.  The lawsuit has also been filed against James Dawson and Murray McClaren and their respective consulting companies.

On June 11, 2004, the Company filed its statement of defence prepared in response to the lawsuit.  In its statement of defence the Company has denied all of the allegations made by Western Telluric and Minera Olympic.  Further, the Company has commenced a counterclaim against William Herbert Park, Kenneth Tremblett, Kelly Klatik and Jack Gavine, all of whom are shareholders of Western Telluric, seeking damages against such individuals.

The Company considers the allegations made by Western Telluric and Minera Olympic to be frivolous, vexatious and completely without merit and intends to vigorously defend this matter and take all appropriate steps to protect its interests and to pursue its counterclaim against the named shareholders of Western Telluric.

Copies of the Writ of Summons, Statement of Claim and Statement of Defence are available on SEDAR at www.SEDAR.com.

4.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

The Company does not have any restrictions on the use of its funds as a result of prospectus filings.  At April 30, 2004, the Company had working capital of $17.1 million (compared with working capital of $3.3 at April 30, 2003 and $3.7 million as at October 31, 2003).  The increase in working capital is as a result of the private placements completed by the Company in December of 2003 and March 2004, as well as monies received from the exercise of private placement warrants and incentive stock options, which have generated monies in excess of the amounts utilized by the Company to date in connection with its ongoing activities.

5.

LIQUIDITY AND SOLVENCY

At April 30, 2004, the Company had a working capital of $17.1 million.  The Company’s general and administrative costs, net of its interest income, are approximately $90,000 per month.  The Company has sufficient working capital to meet its ongoing obligations as they come due, and to fund its presently planned exploration programs on its Argentinean, Mexican and Peruvian projects, as well as investigate additional property acquisitions.  However, the Company does not presently have sufficient funds to meet all of the payments necessary to complete the acquisition of all of its present mineral properties, some of which require large payments in 2004 and 2005.  The Company will require additional funding in order to meet these payments and to carry on exploration in those years.  The Company has no internal source of funding, and its only source of funding is the issuance of additional equity securities or the sale or joint venture of its mineral properties.  Management believes that, if the results of its exploration programs on its current properties are favourable, the Company will be able to raise the funding necessary to carry on its activities on these properties, but there can be no guarantee that the results will be favourable or that it will, in fact, be able to raise the required funding as and when necessary.  The success of the Company depends on its ability to fund the exploration on, and acquisition costs of, its existing projects or to find new projects and then finance the acquisition and exploration of such properties.